Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

July 1, 2011

Safe Harbor Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.  Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America.  The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Börse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Börse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Börse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Excerpts from email from NYSE Euronext Chief Executive Officer Duncan Niederauer to employees of NYSE Euronext (July 1, 2011):

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Shifting to our business, in what must be considered a good omen for our proposed merger, Dirk Nowitski, the most well known (and maybe only) German in the U.S. professional basketball league, led his team to the championship. Maybe it was just a coincidence, but have a look at all the progress made on our merger in June:

The primary objective this month was to spend time with shareholders ahead of the NYX vote on July 7th and the DB tender deadline on July 13th.  This month alone, Larry, Mike and I collectively touched over 100 of NYX’s top shareholders in New York, Boston, Chicago, Philadelphia, Baltimore, California and London.  I also spent considerable time with Deutsche Boerse shareholders, spoke at DB’s Investor Day in Frankfurt and presented jointly with Reto at the Sandler O’Neill conference in New York.  The tone in most of these meetings was very positive, as most shareholders understand what we are trying to do and why it is compelling.

Early in the month, the boards of NYSE Euronext and Deutsche Boerse voted to recommend that the newly combined company pay a one-time special dividend of €2.00 per share shortly after closing of the combination.  This showed that we will continue to be a shareholder-friendly company that focuses on creating value for our investors.  Last week, we announced that proxy firms ISS and Glass Lewis recommend that NYSE Euronext shareholders vote “FOR” the proposed combination. We encourage all employees who own shares of NYX to attend the meeting, either in person or via the Internet (at www.virtualshareholdermeeting.com/nyxspecial).

The regulatory process is also moving along.  On Wednesday of this week, we formally filed with the European Commission’s Directorate-General for Competition, thereby triggering the official start of the review process in Europe, and yesterday, Reto and I, along with some of our colleagues, met with the College of Regulators in Lisbon to review the status of the merger plans.

Also this month, the full executive teams from both companies met in person for the first time for a very productive offsite in London.  We discussed: the convergence of our strategies in the new company, our dialogue with shareholders, and our progress with the regulators and with regard to the integration process. The integration teams, led by Andrew Brandman from NYSE Euronext and Jens Hachmeister from Deutsche Boerse, have been spending a lot of time together preparing for the closing and the subsequent post-merger-integration phase.

Beyond that relatively small group focusing on integration planning, the number one task for the rest of us is to remain focused on business as usual.  The month of June provided a litany of evidence that we are staying focused on the business at hand while also pushing the merger forward, but before I move on to that, one more observation on our industry.

As you probably saw, earlier this week the LSE and TMX announced that they are terminating their planned combination.  In my mind, this announcement underscores two things:  1) how truly difficult it is to get deals done in our industry and 2) the importance of strategically compelling deal logic.  The good news for us is that we have already done one highly successful transatlantic merger and our plans with Deutsche Boerse remain on track.  Furthermore, our proposal to create the premier global exchange group with DB has a tremendous amount of strategic deal logic, which the shareholders of both companies seem to recognize.

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